UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

August 14, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,577,076 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,577,076 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,577,076 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 25.0% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 30,339,580 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015 and (c) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,325,225 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,325,225 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,325,225 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 5.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 24,087,729 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015 and (b) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of May 15, 2015, taking into account the distribution discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point. See Item 5.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point. See Item 5.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point. See Item 5.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point. See Item 5.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 10,255,561 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,255,561 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,255,561 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.1% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,251,851 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,678,485 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,325,225 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, which is 95% owned by High Point. See Item 5.

Note 2: Based on 33,018,065 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 22,762,504, the number of Common Units outstanding as of August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 10, 2015, (b) 6,251,851 Common Units issuable upon the conversion of Series A-1 Units outstanding as of August 14, 2015, (c) 2,678,485 Common Units issuable upon the conversion of Series A-2 Units outstanding as of August 14, 2015 and (d) 1,325,225 Common Units issuable upon the conversion of Series B Units outstanding as of August 14, 2015, taking into account the distributions discussed in Item 3.

This Amendment No. 6 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015 and Amendment No. 5 filed on August 18, 2015 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On August 14, 2015, the Issuer paid quarterly in-kind distributions on the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC (“HPIP”) in the amount of 6,251,851 Series A-1 Convertible Preferred Units, the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC (“Magnolia”) in the amount of 2,678,485 Series A-2 Convertible Preferred Units and the Series B Convertible Preferred Units held by American Midstream GP, LLC (the “General Partner”) in the amount of 1,325,225 Series B Convertible Preferred Units, in accordance with the terms and conditions of the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer dated July 27, 2015.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

AMERICAN MIDSTREAM GP, LLC

/s/ William B. Mathews
William B. Mathews, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, L.P.
its General Partner

By: ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 3 to Schedule 13D filed by the reporting persons on April 2, 2015)